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celanese.com

Date: 29 October 2002

Third-quarter 2002 Report

  EBITDA excluding special charges increased by 61% to €142 million; margin improved to 12.7% of sales

  Earnings benefited from productivity initiatives and lower raw material costs

  Net sales decreased from €1.2 to €1.1 billion largely on currency translation

  Comparable EPS improved significantly from €0.40 to €0.79

      Kronberg (CZZ: FSE; CZ: NYSE) — During the third quarter of 2002, profitability at Celanese AG improved significantly compared to the same period of 2001 as a result of lower raw material and energy costs and savings from restructuring and operational excellence initiatives. EBITDA excluding special charges, Celanese’s key measure of profitability, increased 61% over that of last year.

      In the third quarter of 2002, net sales decreased 9%, compared to the same period in 2001 (currency -7%, selling prices -1%, volumes -1%). The currency effect was largely a consequence of the appreciation of the euro against the dollar. Although volumes in the Technical Polymers Ticona and Performance Products segments improved, these increases were offset by decreases in the Acetyl Products, Chemical Intermediates and Acetate Products segments.

Page: 2 of 13 Date: October 29, 2002

      “Although sales were lower, company-wide operational excellence efforts, including Six Sigma, continue to improve performance and contributed to better than expected third quarter results,” said Celanese AG chairman Claudio Sonder. “Apart from other savings efforts, our “Forward” initiative alone contributed €51 million in the first nine months of this year.”

      EBITDA excluding special charges increased to €142 million from €88 million a year earlier. Profitability improved in the acetyls, Ticona and acetate businesses. In Acetyl Products, prices have strengthened considerably since the beginning of the year. Ticona realized higher volumes and benefited from lower raw material and energy costs.

      Operating profit increased to €67 million compared to a loss of €16 million in the same quarter last year primarily due to lower raw material and energy costs, especially in the Acetyl Products and Technical Polymers Ticona segments, and successful cost reduction throughout the company. These factors more than offset the unfavorable effects of currency translation, lower selling prices and volumes.

      Net earnings excluding special charges and adjusted for intangible amortization in the third quarter of 2002 increased to €39 million, or €0.79 per share, from €20 million, or €0.40 per share, in the third quarter of 2001.

      Strategic expansion

      In the third quarter, Celanese also took major steps forward in its strategy of growing its core businesses. On September 26, 2002 an agreement to acquire Clariant’s European emulsions business for €147 million was announced. This business holds a leading position in emulsions in Europe and generated annual sales of approximately €300 million in 2001. The acquisition is expected to close by year-end and be earnings and cash-flow positive in 2003.

      Furthermore, the Ticona business announced that it and its Asian partners will construct a world-scale 60,000 metric ton polyacetal plant in China, the world’s fastest growing engineering plastics market. The new plant is expected to start operations in the second quarter of 2005.

Page: 3 of 13 Date: October 29, 2002

      Maintaining a transparent and sound financial base

      Celanese continues to focus on maintaining a sound financial position. Net financial debt was reduced to €656 million at the end of the quarter, while the company made a contribution of €101 million to its U.S. pension plan.

      In a move to raise transparency, Celanese also announced that from the third quarter, it is expensing the 1.11 million stock options it granted to management on July 8, 2002. In accordance with the fair value method defined in SFAS No. 123, Accounting for Stock Based Compensation, the fair value of these 1.11 million options approximates €10 million. The options will be amortized over the accelerated vesting period of two years. As a result, as of September 30, 2002, compensation expense of around €1 million, or €0.02 per share, was recognized for these options.

Outlook

      Economic recovery has been uneven during the year. In this uncertain and volatile economic environment, results through the first nine months were better than anticipated, positively influenced by continued cost reductions and efficiency improvement. The company now believes full-year EBITDA excluding special charges will be slightly above last year’s level.

      “We anticipate favorable performance to continue for the rest of the year in our acetyl business, where a number of temporary maintenance shutdowns in the industry have contributed to an improvement in the supply demand situation,” said Chief Financial Officer Perry Premdas. “At the same time, weaker consumer confidence could dampen demand for engineering plastics.”

      “For the beginning of 2003, visibility remains limited. We assume that economic uncertainty, volatility in raw material prices and weak U.S. dollar trends will continue,” he added

      “In the present environment our emphasis on productivity, cost reduction, and financial soundness remain top priorities,” Premdas said.

      As of September 30, 2002, Celanese had 11,700 employees, compared to 12,700 a year earlier.

Page: 4 of 13 Date: October 29, 2002
Financial Highlights

	Q3	Q3	Chg.
in € millions	2002	2001	in %

Net sales	1,122	1,233	-9
EBITDA excluding special charges(1)	142	88	61
EBITDA margin(2)	12.7%	7.1%
Special (charges), net	(2)	0	n.m.
Depreciation & amortization expense(3)	73	104	-30
Operating profit (loss)(3)	67	(16)	n.m.
Earnings (loss) before taxes(3)	58	(5)	n.m.
Earnings (loss) from continuing operations(3)	39	(4)	n.m.
Net earnings adj. for intangible amortization(3)	39	20	95

Capital expenditures	41	55	-25

Net earnings (loss) per share (EPS in €)(4):
EPS from continuing operations	0.77	(0.08)	n.m.
Adjustments to EPS:
Special charges, net of tax(5)	0.02	0.00
Intangible amortization(3)		0.48

EPS from cont. Operations excluding special charges and adj. for intangible amortization	0.79	0.40	98

Average shares outstanding (thousands)	50,343	50,335	0

	Sep 30	Dec 31
In € millions	2002	2001

Trade working capital(6)(9)	752	687	9
Total financial debt(7,9)	720	880	-18
Net financial debt(8,9)	656	832	-21
Shareholders’ equity	2,177	2,210	-1
Total assets	6,218	7,064	-12

(1) Earnings before interest, taxes, depreciation and amortization excluding special charges Equals operating profit plus depreciation & amortization plus special charges
(2) EBITDA excluding special charges as a percentage of net sales
(3) Refer to “Basis of the Presentation”
(4) Per-share data are based on weighted average shares outstanding in each period
(5) Special charges excluding goodwill impairment tax affected using a notional 38% tax rate
(6) Trade accounts receivable from third parties and affiliates, net of allowance for doubtful accounts, Plus inventories, less trade accounts payable to third parties and affiliates.
(7) Short- and long-term debt
(8) Total financial debt less cash & cash equivalents
(9) Excluding the cash received from the sale of receivables under the asset securitization program, Trade working capital and net financial debt would have been €41 million higher on September 30, 2002
n.m. = not meaningful

Page: 5 of 13 Date: October 29, 2002

Segment Summaries

      Acetyl Products

      Acetyl Products’ third-quarter net sales decreased by 10% to €465 million from the comparable period last year (currency -7%, volumes -2%, selling prices -1%).

      Volumes for polyvinyl alcohol, vinyl acetate monomer and acetic acid increased from last year but were offset by lower volumes in methanol and formaldehyde. Selling prices were slightly lower year on year although they have continued to increase each quarter and have recovered from first quarter 2002 lows.

      EBITDA excluding special charges increased significantly from €40 million to €76 million mainly because of lower raw material and energy costs and continued savings from previously announced restructuring and productivity initiatives. These positive effects were dampened by the impact of the outage of a major supplier to the company’s Singapore plant, lower selling prices and unfavorable currency movements.

      EBITDA as a percentage of sales rose to 16% from 8% in the previous year.

      Chemical Intermediates

      Net sales of Chemical Intermediates decreased by 14% to €222 million (volumes -6%, currency -6%, prices -2%).

      Volumes in acrylates decreased due to difficult merchant market conditions. Oxo volumes were lower, as last year’s business benefited from temporary market shortages in Asia. Volumes in specialties increased slightly. Overall, pricing declined, with price increases in oxo products more than offset by lower pricing in acrylates and specialties.

      EBITDA excluding special charges decreased to a loss of €2 million from €0 million in the comparable period last year. Lower raw material costs and savings from productivity initiatives only partially mitigated lower pricing and sales volumes.

      Capital expenditures increased by €7 million to €13 million mainly for the construction of a new production facility for syngas, a primary raw material at the Oberhausen site in Germany.

Page: 6 of 13 Date: October 29, 2002

      Acetate Products

      Acetate Products’ net sales decreased by 14% to €160 million (currency -10%, volumes -5%, prices +1%).

      Overall volumes declined, reflecting mainly lower shipments of acetate tow, as well as continued weakness in filament demand from the U.S. textile industry.

      EBITDA excluding special charges rose by €10 million to €24 million. Cost reductions, lower raw material costs and a higher average tow price more than offset the effect of lower sales volumes.

      Operating profit of €10 million improved from a loss of €17 million in the same period last year. Special charges of €13 million were recorded in the comparable period of 2001.

      Technical Polymers Ticona

      Net sales for Ticona decreased by 2% to €182 million compared to the third quarter last year (currency -6%, selling prices -4%, volumes +8%).

      Improved volumes in Europe across most end-use markets were slightly offset by lower volumes in the United States. Competitive pressure in some of the standard products and a change in the product mix resulted in lower average pricing compared to last year.

      Compared to the second quarter 2002, sales declined by 9% (volumes -6%, currency -3%, selling prices stable). Volumes in North America decreased, whereas volumes in Europe remained basically flat versus the previous quarter.

      EBITDA excluding special charges increased by €12 million to €26 million as a result of lower raw material and energy costs and higher sales volumes.

      Operating profit increased by €5 million to €10 million this year compared to the same quarter in 2001. This year’s operating result includes special charges of €2 million relating to restructuring charges at a U.S. site, while last year’s included the positive effects of €11 million in special charges from insurance recoveries associated with the plumbing cases.

Page: 7 of 13 Date: October 29, 2002

      Performance Products

      Performance Products’ net sales increased 4% to €117 million (volumes +9%, currency -3%, prices -2%).

      Nutrinova’s sales improved slightly, as lower pricing was more than offset by higher volumes for Sunett® sweetener. Sales of Trespaphan’s oriented polypropylene film (OPP) rose as the result of higher demand and an increase in selling prices for standard-grade products due to the pass-through of raw material price increases.

      EBITDA excluding special charges declined slightly to €23 million as higher volumes were offset mainly by lower pricing in Nutrinova and increased spending related to capacity debottlenecking and product development at Trespaphan.

Page: 8 of 13 Date: October 29, 2002
Consolidated Statements of Operations

	Q3	Q3	Chg.
in € millions	2002	2001	in %

Net sales	1,122	1,233	-9
Cost of sales	(929)	(1,105)	-16

Gross profit	193	128	51

Selling, general & administrative expense(1)	(108)	(120)	-10
Research & development expense	(19)	(23)	-17
Special charges, net	(2)	0	n.m.
Foreign exchange gain	1	0	n.m.
Gain on disposition of assets	2	(1)	n.m.

Operating profit (loss)	67	(16)	n.m.
Equity in net earnings of affiliates(1)	4	3	33
Interest expense	(13)	(20)	-35
Interest & other income, net	0	28	-100

Earnings (loss) before income taxes from Continuing operations	58	(5)	n.m.
Income tax expense	(19)	1	n.m.

Earnings (loss) from continuing operations	39	(4)	n.m.
Gain on disposals of discontinued operations	0	0	0

Earnings (loss) before cumulative effect of Change in accounting principle	39	(4)	n.m.

Cum. effect of change in accounting principle(1)	0	0

Net earnings (loss)	39	(4)	n.m.
Adjustment for intangible amortization(1)	24

Net earnings adj. for intangible amortization	39	20	95

Earnings (loss) per Share - Basic and	Q3	Q3	Chg
Diluted(2) in €	2002	2001	in %

Continuing operations	0.77	(0.08)	n.m.
Discontinued operations	0.00	0.00
Cum. effect of change in accounting principle(1)	0.00	0.00

Net earnings (loss)	0.77	(0.08)	n.m.
Adjustment for intangible amortization(1)		0.48

Net earnings adj. for intangible amortization	0.77	0.40	93

(1) Refer to “Basis of Presentation” (2) Per-share data are based on weighted average shares outstanding in each period

Page: 9 of 13 Date: October 29, 2002
Consolidated Balance Sheets

	Sep 30	Dec 31
in €millions	2002	2001

ASSETS
Current Assets:
Cash & cash equivalents	64	48
Receivables, net
Trade receivables, net - 3rd party & affiliates	668	700
Other receivables	443	516
Inventories	603	639
Deferred income taxes	78	102
Other assets	34	42

Total current assets	1,890	2,047

Investments	458	566
Property, plant & equipment, net	1,757	2,036
Deferred income taxes	511	551
Other assets	554	693
Intangible assets, net	1,048	1,171

Total assets	6,218	7,064

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current
Installments of long-term debt	125	267
Accounts payable & accrued liabilities:
Trade payables - 3rd party & affiliates	519	652
Other current liabilities	690	850
Deferred income taxes	12	10
Income taxes payable	441	458

Total current liabilities	1,787	2,237

Long-term debt	595	613
Deferred income taxes	57	59
Other liabilities	1,590	1,933
Minority interests	12	12
Shareholders’ equity	2,177	2,210

Total liabilities and shareholders’ equity	6,218	7,064

Page: 10 of 13 Date: October 29, 2002
Consolidated Statements of Cash Flows

in € millions	9M 2002	9M 2001

Operating activities of continuing operations:
Net earnings	97	34
Cumulative effect of change in accounting principle	(10)	0
Special charges, net of amounts used	(40)	(15)
Depreciation & amortization	233	312
Change in equity of affiliates	54	12
Deferred income taxes	(6)	(112)
Gain on sale of businesses and assets	(10)	(6)
Gain on disposal of discontinued operations	0	(2)
Changes in operating assets and liabilities:
Receivables, net	(17)	286
Sale of trade receivables	41	0
Inventories	2	66
Accounts payable, accrued liabilities & other liabilities	(153)	(275)
Income taxes payable	15	148
Other, net	11	19

Net cash provided by operating activities	217	467

Investing activities of continuing operations:
Capital expenditure on property plant & equipment	(153)	(143)
Acquisition of businesses & purchase of investments	0	(2)
Outflow on sale of businesses and assets	(21)	0
Proceeds from disposition of businesses and assets	0	14
Proceeds from disposal of discontinued operations	0	38
Proceeds from sale of marketable securities	170	197
Purchase of marketable securities	(173)	(222)
Return of capital from investments	41	0
Other, net	10	0

Net cash used by investing activities	(126)	(118)

Financing activities of continuing operations:
Short-term borrowings, net	(127)	(136)
Proceeds from long-term debt	57	0
Payments of long-term debt	(2)	(190)
Dividend payments	0	(20)
Other, net	0	0

Net cash used by financing activities	(72)	(346)

Exchange rate effects on cash	(3)	0

Net increase in cash & cash equivalents	16	3

Cash & cash equivalents at beginning of year	48	24

Cash & cash equivalents at end of period	64	27

Cash & cash equivalents at end of period	64	27

Page: 11 of 13 Date: October 29, 2002
Segment Performance Segment Net Sales

	Q3	Q3	Chg.	9M	9M
in € millions	2002	2001	in %	2002	2001

Acetyl Products	465	514	-10	1,429	1,699
Chemical Intermediates	222	259	-14	710	827
Acetate Products	160	187	-14	504	573
Technical Polymers Ticona	182	185	-2	585	604
Performance Products	117	112	4	350	336

Segment total	1,146	1,257	-9	3,578	4,039
Other activities	15	19	-21	52	62
Intersegment eliminations	(39)	(43)	-9	(121)	(141)

Total	1,122	1,233	-9	3,509	3,960

Factors Affecting Third-Quarter Segment Sales

in percent	Vol.	Price	Curr.	Other	Total

Acetyl Products	-2	-1	-7	0	-10
Chemical Intermediates	-6	-2	-6	0	-14
Acetate Products	-5	1	-10	0	-14
Technical Polymers Ticona	8	-4	-6	0	-2
Performance Products	9	-2	-3	0	4
Segment total	-1	-1	-7	0	-9

Segment EBITDA Excluding Special Charges

	Q3	Q3	Chg.	9M	9M
in € millions	2002	2001	in %	2002	2001

Acetyl Products	76	40	90	181	183
Chemical Intermediates	(2)	0	n.m.	9	17
Acetate Products	24	14	71	62	68
Technical Polymers Ticona	26	14	86	77	52
Performance Products	23	24	-4	67	62

Segment total	147	92	60	396	382
Other activities	(5)	(4)	n.m.	(37)	(28)

Total	142	88	61	359	354

Page: 12 of 13 Date: October 29, 2002

Basis of Presentation

      Effective January 1, 2002, Celanese adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, and ceased amortization of goodwill and intangibles without finite lives. The related charges in the third quarter of 2001 were a net expense of €22 million in selling, general and administrative expense (€61 million in the first nine months) and a €2 million expense in equity in net earnings of affiliates (€5 million in the first nine months). Additionally, the standard requires that all negative goodwill on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle on the consolidated statement of operations. As a result, income of €10 million was recorded in the first quarter of 2002. During the first half of 2002, Celanese performed the required impairment tests of goodwill as of January 1, 2002 and determined that there was no impairment.

      For further information please visit our website (www.celanese.com)

      Results unaudited: The foregoing results, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Additionally, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

      Results adjusted for discontinued operations: The foregoing results exclude operations which have been discontinued. The results of these businesses are reflected in the interim balance sheets, income statements and statements of cash flows as discontinued operations.

      Forward-looking statements: Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “believe,” “estimate,” “intend,” “may,” “will,” “expect,” “plan” and “project” and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, the impact of tax legislation and regulations in jurisdictions in which Celanese operates, the timing and rate at which tax credit and loss carryforwards can be utilized, changes in the degree of patent and other legal protection afforded to Celanese’s products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of

Page: 13 of 13 Date: October 29, 2002

facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese’s future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 20-F filed with the SEC on March 7, 2002. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.